FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Talisman Energy Inc.
Suite 2000
888 – 3rd Street SW
Calgary, AB T2P 5C5

Item 2   Date of Material Change

December 19, 2010

Item 3   News Release

A news release disclosing the material change was issued through Marketwire on December 19, 2010.

Item 4   Summary of Material Change

Talisman Energy Inc. ("Talisman") announced it has reached agreement to create a strategic partnership with Sasol Limited ("Sasol") to develop the Farrell Creek assets in Talisman's Montney shale play in northeastern British Columbia. Talisman will sell a 50% working interest in its Farrell Creek assets to Sasol for total consideration of $1,050 million.

Item 5.1   Full Description of Material Change

Talisman has reached agreement to create a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in northeastern British Columbia. Talisman will sell a 50% working interest in its Farrell Creek assets to Sasol for total consideration of $1,050 million.

Farrell Creek represents approximately 27% (51,000 net acres) of Talisman's 190,000 net Tier 1 acres of land in the Montney. Sasol will pay 25% of the consideration (approximately $260 million) in cash at closing and carry 75% of Talisman's future capital commitments in the Farrell Creek area to a total of approximately $790 million.

The play has been largely de-risked and production at Farrell Creek is expected to exit this year at between 40-60 MMcfe/d. Talisman's processing facilities at Farrell Creek have been expanded to 120 MMcf/d and Talisman has secured over 500 MMcf/d of egress capacity from the region. As part of the agreement, the partners have agreed to conduct a feasibility study around the economic viability of a facility in western Canada to convert natural gas to liquid fuels, using Sasol's commercial Gas to Liquids (GTL) technology. This could provide a strategic alternative to traditional North American pipeline or LNG marketing. The GTL process produces premium, clean liquids fuels.

Sasol will acquire a 50% working interest in all Talisman lands, existing wells and processing facilities in the Farrell Creek region. Talisman and Sasol will each own 50% of the Farrell Creek assets, with Talisman as operator of the partnership. Talisman and Sasol have also agreed to collaborate on certain other western Canadian natural gas opportunities. Closing of the transaction is expected in the first half of 2011.

Item 5.2	**Disclosure for Restructuring Transactions**

N/A

Item 6   **Reliance on subsection 7.1(2) of National Instrument 51-102**

N/A

Item 7   **Omitted Information**

N/A

Item 8   **Executive Officer**

For further information, contact Robert R. Rooney, Executive Vice-President, Legal and General Counsel by telephone at (403) 237-1450.

Item 9   **Date of Report**

December 22, 2010

ADVISORIES

Forward-Looking Information

This material change report contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned development and future capital commitments; expected exit rates for production at Farrell Creek; future consideration of alternative marketing options for GTL technology; potential collaboration on western Canadian natural gas opportunities; the expected time to closing of the acquisition; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this material change report. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, and underlying reservoir risk; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; changes in general economic and business conditions; and the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law. Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Talisman defines "Tier 1" acreage as top quality acreage with an expected breakeven of approximately USD $4/mcf.

Dollar amounts are presented in Canadian dollars, except where otherwise indicated.

Oil and Gas Information

Where not otherwise indicated, production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts. U.S. readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes.

Abbreviations:	*MMcf*	*million cubic feet*
	MMcfe/d	*million cubic feet equivalent per day*